

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 9, 2017

Leonid Skupchenko
President
Ferd
Via Amerigo Vespucci 19, Int. 6, 30173
Venice, Italy

> **Re: Ferd**
> **Registration Statement on Form S-1**
> **Filed December 13, 2016**
> **File No. 333-215066**

Dear Mr. Skupchenko:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Facing Page</u>

1. You indicate on the cover page of the registration statement that the approximate date of commencement of proposed sale to the public is "from time to time after the effective date of this Registration Statement." Please note that you are not qualified to engage in a delayed offering pursuant to Rule 415 with respect to the offering to the public. Please advise or revise accordingly.

<u>Description of Business, page 17</u>

2. In this section, please clarify the distribution methods for your products. Specifically, please briefly describe your target customers, including whether you intend to sell wholesale or retail. See Item 101(h)(4)(ii) of Regulation S-K and Item 11(a) of Form S-1.

Raw Materials, page 18

3. Please name your principal supplier as required by Item 101(h)(4)(v) of Regulation S-K. See Item 11(a) of Form S-1.

Target Market, page 19

4. Please clarify your target market. Specifically, please disclose whether you intend to sell your products locally, nationally, and/or internationally. See Item 101(h)(4)(i) of Regulation S-K and Item 11(a) of Form S-1

5. We note your disclosure here and elsewhere of the negotiations between your company and Venice First Srl and Brilliant Wedding Venice. Please provide further details of these negotiations, including the stage and nature of the negotiations. Additionally, please disclose if the negotiations are for your company to be a supplier for multiple events or a single event and the businesses of Venice First Srl and Brilliant Wedding Venice.

Markets, page 19

6. We note your disclosure that your company can "provide every event" with your product and can exhibit product "on every flower shows." Please provide clarification or substantiation for these claims.

Employees, page 19

7. Please indicate whether Mr. Leonid Skupchenko is a full- or part-time employee. See Item 101(h)(4)(xii) of Regulation S-K and Item 11(a) of Form S-1.

Office, page 20

8. Please provide the information required by Item 102 of Regulation S-K. See Item 11(b) of Form S-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Plan of Operations, page 23

9. We note your statement that "our director has borrowed to the Company $7,693 on no interest terms." Please revise your statement to clarify that your director has loaned the company $7,693.

Results of Operations, page 24

10. We note your revenues of $7,450 here and elsewhere in the filing. Please disclose the nature of the revenues, such as if it was from a one-time order or multiple orders with Venice Event Group.

Financial Statements, page 29

Note 2 – Significant Accounting Policies, page 7

11. Please expand your disclosure to include your accounting policies regarding foreign currency translations and transactions. In your response, please also tell us if your functional currency differs from your reporting currency, and identify the functional currency used.

Part II

Exhibits and Financial Statement Schedules, page 40

Exhibit 99.1 Subscription Agreement

12. Please remove from the form of subscription agreement the representation that an investor "agrees and acknowledges that it has read all the information contained in the Prospectus, including without limitation, the Risk Factors contained therein." Such representations are inappropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining